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                                                                   Exhibit N (1)



July 23, 1999                                          DOUGLAS A. WRIGHT
                                                       813-227-6536


                                                       Internet
                                                       Address:dwright@hklaw.com



VIA FEDERAL EXPRESS


MuniHoldings Florida Insured Fund V
800 Scudders Mill Road
Plainsboro, New Jersey 08536

Gentlemen:

         You have requested our opinion as special Florida tax counsel to MuniHoldings Florida Insured Fund V (the "Fund") concerning the Florida intangible personal property tax (the "Intangible Tax") treatment of Fund shares owned by Florida residents.

                              FACTS AND ASSUMPTIONS

         In rendering this opinion, we have reviewed the Registration Statement for the Fund dated July 20, 1999 (the "Registration Statement"). We have assumed that the statements contained in the Registration Statement provide an accurate and complete description of the facts and circumstances concerning the establishment and operation of the Fund. We have made no independent determination regarding such facts and circumstances and, therefore, have relied upon the Registration Statement for purposes of this letter. Any changes to the Registration Statement may affect the conclusions stated herein.

                                   DISCUSSION

         Chapter 199, Florida Statutes, presently imposes an annual tax of 2.0 mills on each dollar of the just valuation of intangible personal property which has a taxable situs in Florida. See Fla. Stat. Section 199.032. The annual intangible tax does not apply, however, to notes and other obligations for the
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payment of money that are secured by a mortgage or other lien upon real property situated in Florida. Id.

         Intangible personal property is subject to the annual tax at its just valuation as of January 1 of each year. Fla. Stat. Section 199.103. Unless exempt, shares or units of companies or trusts registered under the Investment Company Act of 1940, as amended, are valued at the net asset value of such shares or units on the last business day of the previous calendar year. Fla. Stat. Section 199.103(2).

         Intangible personal property has a taxable situs in Florida if it is owned, managed, or controlled by a Florida resident on January 1 of the tax year. In addition, intangible personal property owned by a business or other artificial entity can acquire a Florida taxable situs if the business or entity acquires a "commercial domicile" in Florida. Fla. Stat. Section 199.175(1)(b).

         Certain types of intangible personal property are exempt from the annual intangible tax. For example, money is exempt from the tax. Fla. Stat.
Section 199.185(1)(a). For this purpose, the term "money" includes, without limitation, United States legal tender, certificates of deposit, cashier's and certified checks, bills of exchange, drafts, the cash equivalent of annuities and life insurance policies, and similar instruments. Fla. Stat. Section 199.023(2).

         In addition, notes, bonds, and other obligations issued by the State of Florida or its municipalities, counties, and other taxing districts ("Florida Municipal Bonds"), or by the United States government and its agencies are exempt from the tax. Fla. Stat. Section 199.185(1)(d); see also 31 U.S.C.
Section 3124(a). Units of an investment trust are exempt from the annual intangible tax if at least 90% of the net asset value of the trust's portfolio of assets is invested in assets that are exempt from the annual intangible tax. Fla. Stat. Section 199.185(1)(i). To qualify for the exemption, the trust must be registered under the Investment Company Act of 1940, as amended. Id.

         The Florida statutory provisions do not specify the date on which the exempt or non-exempt status of investment trust units is determined. Nevertheless, the statutory provision requiring that investment trust units be valued on the last business day of the previous calendar year suggests that such day is the relevant date. Accordingly, if on such date, at least 90% of the net asset value of the Fund's portfolio of investments is invested in Florida Municipal Bonds, U.S. Government Obligations, and other assets exempt from the Florida intangible tax, the entire net asset value of a share of the Fund is exempt from the Florida intangible tax.
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                                     OPINION

         Based upon the foregoing, we are of the opinion that if, at the close of business on the last business day of the calendar year, at least 90% of the net asset value of the Fund's portfolio of assets is invested in assets that are exempt from the Intangible Tax, then the Fund shares owned by Florida residents will be exempt from Intangible Tax in the next succeeding year.

                                SCOPE OF OPINION

         The scope of this opinion is expressly limited to the Florida Intangible Tax consequences of ownership of Fund shares by Florida residents. Our opinion has not been requested and none is expressed with respect to any other tax consequences arising from the establishment or operation of the Fund or from the ownership of Fund shares. The opinion stated in this letter is based upon the existing provisions of the Florida Statutes and the Florida Administrative Code, existing Florida court decisions, and current Florida Department of Revenue published technical assistance advisements. Any of these authorities could be changed at any time, and any such changes may be retroactive. Furthermore, such a change could significantly modify the statements and conclusions expressed in this letter.

         This letter is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord of the American Bar Association Section of Business Law (1991) (the "Accord"). As a consequence, this letter is subject to a number of qualifications, exceptions, definitions, limitations on coverage, and other limitations, all as more particularly described in the Accord, and this letter should be read in conjunction therewith.

         The advice contained in this letter represents our best judgment as to the probable outcome of the tax issues discussed and is not binding on the Department of Revenue. Moreover, we can give no assurance that the Department of Revenue will not challenge our conclusions. Although the conclusions we express are based on our best interpretations of existing law and what we believe a court would conclude if presented with the applicable issues, we can give no assurance that our interpretations would be followed if the issues became the subject of judicial or administrative proceedings. The conclusions stated in this letter also assume that if any of our conclusions are challenged, the facts and arguments in support of the conclusions will be properly presented and appropriately argued before an administrative or judicial tribunal.

         We consent to the filing of this opinion letter as an exhibit to the Registration Statement. Finally, we have undertaken no obligation to update this opinion for changes in facts or law occurring subsequent to the date of this letter.


                                              Very truly yours,

                                              /s/ HOLLAND & KNIGHT LLP
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